Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX SELLS REMAINING DIRECT INTEREST IN

GRUPO CEMENTOS DE CHIHUAHUA

MONTERREY, MEXICO. SEPTEMBER 27, 2017—CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that it has sold 31,483,332 shares of common stock (the “Shares”) of Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), which represents approximately 9.47% of the equity capital of GCC. Proceeds from the sale were approximately U.S.$168 million, which will be used mainly for debt reduction and for general corporate purposes.

CEMEX continues to have an approximate 20% indirect interest in GCC through CAMCEM, S.A. de C.V., an entity that owns a majority interest in GCC and in which CEMEX has a direct interest. The sale of the GCC Shares comprised the remainder of CEMEX’s direct interest in GCC which was not previously sold in February of 2017, and was made in the context of CEMEX’s previously announced global asset divestiture plans.

In connection with the sale of the GCC Shares, CEMEX entered into forward contracts on the stock price of GCC with two financial institutions, which are payable in cash, but may be unwound earlier at CEMEX’s option. CEMEX will retain exposure to the GCC stock price. The transactions have an 18-month tenor. GCC is not a party to these forward contracts.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. CEMEX assumes no obligation to update or correct the information contained in this press release.